Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@eversheds-sutherland.com

August 10, 2021

Via EDGAR

Elena Stojic, Senior Counsel

Lauren Hamilton, Staff Accountant

Christian Sandoe, Assistant Director

Jay Williamson, Branch Chief

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Trinity Capital Inc.

Registration Statement on Form N-2

(File No. 333-257818)

Dear Ms. Stojic:

On behalf of Trinity Capital Inc. (the “Company”), set forth below are the Company’s responses to the written comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on August 9, 2021 regarding the Company’s registration statement on Form N-2 (File No. 333-257818) (as amended, the “Registration Statement”), including the preliminary prospectus contained therein (the “Prospectus”), which was publicly filed with the SEC under the Securities Act of 1933, as amended, on July 9, 2021. The Staff’s comments are set forth below and are followed by the Company’s responses. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

General

1.	Please review and revise your registration statement for consistency. We note, for example, you include a section titled “Selling Noteholders” on page 81 that states “[t]he registration statement of which this prospectus is a part has been filed with the SEC pursuant to the 2025 Notes Registration Rights Agreement to register for resale up to $68,410,000 in aggregate principal amount of the 2025 Notes …” while your cover page indicates the filing relates to an unallocated shelf offering on a primary basis. This is an example only. Please review and revise as appropriate.

Response: The Company respectfully advises the Staff that the disclosure example cited in the Staff’s comment is not present in the Registration Statement and that the disclosure throughout the Registration Statement concerns the shelf offering pursuant thereto.

Control Share Acquisitions (page 68)

2.	Please affirmatively state whether the Company has opted-in to the Maryland Control Share Acquisition Act (“MCSAA”) and include related risk disclosure as appropriate. If the Company has not opted in to the MCSAA, please remove references to the MCSAA that are not applicable.

Response: The Company respectfully advises the Staff that it has opted-out of the MCSAA and affirmatively discloses as much on page 61 of the Prospectus. Such disclosure is provided below for ease of reference (relevant disclosure in bold italics).

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Elena Stojic, Senior Counsel Lauren Hamilton, Staff Accountant Christian Sandoe, Assistant Director Jay Williamson, Branch Chief August 10, 2021 Page 2

The Control Share Acquisition Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. Our Bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions by any person of our shares of stock. Accordingly, we have opted-out of the Maryland Control Share Acquisition Act. We can offer no assurance that such provision will not be amended or eliminated at any time in the future. However, we will amend our bylaws to be subject to the Control Share Acquisition Act only if the Board determines that it would be in our best interests, including in light of the Board’s fiduciary obligations, applicable federal and state laws, and the particular facts and circumstances surrounding the Board’s decision.

As a result of having opted-out of the MCSAA, the Company respectfully submits that its existing disclosure in the Prospectus, as well as in the risk factor entitled “Provisions of the Maryland General Corporation Law (the “MGCL”) and our Charter and Bylaws could deter takeover attempts and have an adverse effect on the price of our common stock” in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as amended, which is incorporated by reference into the Prospectus, appropriately disclose the related risks. The Company further respectfully submits to the Staff that it does not believe that reducing its current disclosure regarding the MCSAA is appropriate as the Company believes it is important to advise investors of the MCSAA, including in case the Company subsequently opts to be subject to the MCSAA, as set forth in the above referenced disclosure on page 61 of the Prospectus. The Company notes to the Staff that it does not have any current intention of opting to be subject to the MCSAA.

Convertible Notes Registration Rights Agreement (page 74)

3.	In the last paragraph on page 74, please provide the date that the Company filed the resale registration statement. Provide a status update to this disclosure as applicable.

Response: The Company respectfully advises the Staff that it has revised its disclosure on pages 64 and 88–90 of the Prospectus to in response to the Staff’s comment. Please see the changed pages attached hereto as Annex A.

PART C

4.	Please confirm supplementally that the Company will include as an exhibit to a post-effective amendment filed pursuant to Rule 462(d) under the 1933 Act the final version of any agreement filed as a “form of” exhibit to the registration statement.

Response: The Company respectfully advises the Staff supplementally that it does not currently expect to file any exhibits to the Registration Statement pursuant to a post-effective amendment thereto filed pursuant to Rule 462(d) under the 1933 Act, as it expects to incorporate by reference consistent with SEC rules and requirements and market practice unless otherwise required pursuant to SEC rules and requirements.

Elena Stojic, Senior Counsel Lauren Hamilton, Staff Accountant Christian Sandoe, Assistant Director Jay Williamson, Branch Chief August 10, 2021 Page 3

The Company respectfully advises the Staff that the only “form of” exhibits included in the Registration Statement are Exhibit (d)(6) Form of 7.00% Note due 2025 (which is incorporated by reference to Exhibit (d)(5) thereto), Exhibit (d)(8) Form of 6.00% Convertible Notes due 2025 (which is incorporated by reference to Exhibit (d)(7) thereto), Exhibit (k)(13) Form of Indemnification Agreement (Directors), and Exhibit (k)(14) Form of Indemnification Agreement (Officers). These exhibits are the final versions of such documents and only omit dates, names and signatures, as applicable, and the material terms are disclosed in the Registration Statement and other filings of the Company that are incorporated therein by reference. Including such documents in final “form of” version is consistent with market practice, and the Company respectfully refers the Staff to the following BDC registration statements where similar documents are included in similar final form of version: Ares Capital Corporation, Registration Statement on Form N-2 filed on June 3, 2021 (File No. 333-256733); TriplePoint Venture Growth BDC Corp., Registration Statement on Form N-2, as amended, filed on May 24, 2021 (File No. 333-254802); TCG BDC, Inc., Registration Statement on Form N-2 filed on April 29, 2021 (File No. 333-255589); Apollo Investment Corporation, Registration Statement on Form N-2, as amended, filed on July 14, 2020 (File No. 333-238518); New Mountain Finance Corporation, Registration Statement on Form N-2 filed on May 21, 2020 (File No. 333-238554); Main Street Capital Corp., Registration Statement on Form N-2 filed on April 30, 2019 (File No. 333-231146); FS KKR Capital Corp., Registration Statement on Form N-2 filed on May 3, 2019 (File No. 333-231221); and Sixth Street Specialty Lending, Inc. (f/k/a TPG Specialty Lending, Inc.), Registration Statement on Form N-2 filed on May 7, 2019 (File No. 333-231271).

5.	Please confirm supplementally that the Company will provide an updated audit consent.

Response: The Company respectfully advises the Staff supplementally that it will file an updated audit consent as an exhibit to pre-effective amendment no. 1 to the Registration Statement.

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0218 or Stephani M. Hildebrandt at (202) 383-0845.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus

cc:	Steven L. Brown Sarah Stanton Stephani M. Hildebrandt

Elena Stojic, Senior Counsel Lauren Hamilton, Staff Accountant Christian Sandoe, Assistant Director Jay Williamson, Branch Chief August 10, 2021 Page 4

ANNEX A